Coloplast

Ostomy care

Wound & Skin care
Breast care

RECEIVED

Securities and Exchange Commissions
Divisions of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA

12 February 2007
DKGUJ/GUJ

Coloplast A/S
Holtedam 1
3050 Humlebæk
Tel: +45 49 11 11 11
www.coloplast.com
CVR-nr. 69749917

07021188

SUPPL

Gunilla Jensen
Executive Secretary

Corporate Communications

Dir. tlf. +4549113621
Mobil +4530853621
Fax +4549111555
dkguj@coloplast.com

12 February 2007

Dear Sirs,

SEC File Number 82-34793

This information is furnished pursuant to Rule 12g3-2(b).

Please find enclosed information to the Copenhagen Stock Exchange No. 2/2007.

Yours sincerely,
Coloplast A/S

Gunilla Jensen
Corp. Communications & IR

PROCESSED
FEB 2 3 2007
THOMSON
FINANCIAL

Encl.

Stock Exchange Announcement no. 2/2007
12 February 2007

Coloplast divests its Breast Care business unit to Granville Baird Capital Partners Advisors

Coloplast has entered into a definitive agreement to divest its Breast Care business unit for DKK 762m (Euro 102.25m). The Breast Care business unit includes the legal entity Amoena Medizin-Orthopädie-Technik GmbH and certain breast care activities performed by Coloplast A/S and its subsidiaries (in the following "Amoena").

The purchaser of Amoena, Granville Baird Capital Partners Advisors Limited, is a private equity fund based in Hamburg, Germany.

The due diligence process has been completed and the deal is expected to close 31 March 2007, subject only to customary conditions. The consideration will be paid in cash. The agreement will result in a non-recurring income of around DKK 440m at closing.

Coloplast acquired an initial portion of Amoena in 1994 and took full control of the company in 2002. Amoena has been managed as a separate business unit within Coloplast. As part of Coloplast's strategy towards 2012, Coloplast will prioritise its three core business areas, Ostomy Care, Urology and Continence Care as well as Wound and Skin Care.

The results of Amoena will be included in the interim financial statement due 15 May 2007 as net profit from discontinued operations. Comparative figures will be restated before the interim financial statement. The Coloplast Group revenue for the full year 2006/07 is, as a consequence, estimated to be reduced by approximately DKK 500m.

Expectations for 2006/07 are a total revenue growth of about 22%, of which about 9% represents organic revenue growth, an EBITDA margin of 18-19% and an EBIT margin of 12-13%. These targets are maintained after the divestment of Amoena.

As a consequence of the divestment, Coloplast will adjust its revenue target for 2012 from at least DKK 15bn to at least DKK 14bn. The other financial targets for 2012 remain at least a doubling of economic profit every five years towards 2012 based on the 2004/05 figures and an EBIT-margin of at least 18%.

Jens Erik Stovgaard, President for Amoena since 2002, has accepted to continue as general manager of the Amoena Group and therefore leaves Coloplast after more than 15 years as General Manager.

ABN AMRO acted as financial advisor to Coloplast in relation to the transaction.

Michael Pram Rasmussen
Chairman of the Board

Sten Scheibye
President, CEO

Further information

Investors and financial analysts

Jørgen Fischer Ravn
Head of Investor relations
Tel. +45 3085 1308
E-mail: dkjfr@coloplast.com

Press and the media

Jens Tovborg Jensen
Head of Media relations
Tel. +45 3085 1922
E-mail: dkjto@coloplast.com

This announcement is available in a Danish and an English language version. In the event of discrepancies, the Danish version shall prevail.

END